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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 27, 2012

YANDEX N.V.

Laan Copes van Cattenburch 52
The Hague, the Netherlands, 2585 GB. Tel: +31-70-3454700
(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                         Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Furnished as Exhibits to this Report on Form 6-K are: Notice of Annual General Meeting of Shareholders of Yandex N.V. dated April 27, 2012, announcing the Company's annual meeting of shareholders to be held on May 15, 2012 (the "AGM"); and Agenda and Explanatory Notes for the AGM.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.
Date: April 27, 2012	By:	/s/ ALEXANDER SHULGIN Alexander Shulgin Chief Financial Officer

 INDEX TO EXHIBITS

99.1	Notice of Annual General Meeting of Shareholders of Yandex N.V. dated April 27, 2012
99.2	Agenda and Explanatory Notes

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SIGNATURES
INDEX TO EXHIBITS